CONBODY, INC.

Consolidated financial statements for the Years ended DECEMBER 31, 2019 and 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Conbody, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Conbody, Inc., which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, consolidated statements of stockholders' equity and consolidated statements of cash flows for the years then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 2, 2020

CONBODY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash and cash equivalents	$	950	$	3,854
Investment in subsidiary		3,008		22,226
TOTAL CURRENT ASSETS		3,958		26,080
OTHER ASSETS				
Intangible assets		396,734		425,414
		396,734		425,414
TOTAL ASSETS	$	400,692	$	451,494

LIABILITIES AND STOCKHOLDERS' EQUITY

		2019		2018
CURRENT LIABILITIES				
Accounts payable	$	12,340	$	18,651
Credit cards payable		93,210		110,521
TOTAL CURRENT LIABILITIES		105,550		129,172
LONG-TERM LIABILITIES				
Note payable - related party		98,859		100,142
TOTAL LONG-TERM LIABILITIES		98,859		100,142
TOTAL LIABILITIES		204,409		229,314
STOCKHOLDERS' EQUITY				
Common stock, see note 4		935		1,000
Preferred stock, see note 4		253		253
Additonal paid-in capital		318,603		318,538
Retained earnings		(123,508)		(97,611)
TOTAL STOCKHOLDERS' EQUITY		196,283		222,180
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	400,692	$	451,494

See independent accountant's review report and accompanying notes to financial statements.

CONBODY, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 266,124	$ 59,427
COST OF GOODS SOLD	101,110	12,318
GROSS PROFIT	165,014	47,109
OPERATING EXPENSES		
Advertising	6,491	2,823
Amortization	28,680	4,780
Bank fees	9,626	1,367
General and administrative	48,345	8,318
Legal and professional	11,842	80,109
Insurance Expense	2,048	585
Rent	52,795	9,447
Repairs and maintenance	1,544	28,468
Software	2,636	4,961
Travel	9,283	2,669
TOTAL OPERATING EXPENSES	173,290	143,527
NET OPERATING LOSS	(8,277)	(96,419)
OTHER INCOME/(EXPENSES)		
Other income	432	-
Interest expense	(17,468)	(1,193)
TOTAL OTHER INCOME/(EXPENSES)	(17,036)	(1,193)
NET LOSS BEFORE TAXES	(25,313)	$ (97,611)
INCOME TAX EXPENSE	583	-
NET LOSS	$ (25,896)	$ (97,611)

See independent accountant's review report and accompanying notes to financial statements.


CONBODY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2019 AND 2018


	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, NOVEMBER 9, 2018 (INCEPTION)			-	$ -	-	$ -	$ -
Issuance of preferred stock			2,531,792	253	319,538	-	$ 319,791
Issuance of common stock	10,000,000	1,000		-	(1,000)		
Net income						(97,611)	$ (97,611)
ENDING BALANCE, DECEMBER 31, 2018	10,000,000	$ 1,000	2,531,792	$ 253	$ 318,538	$ (97,611)	$ 222,180
Repurchase of common stock	(650,634)	(65)	-	-	65	-	$ -
Net income	-	-	-	-	-	(25,896)	$ (25,896)
ENDING BALANCE, DECEMBER 31, 2019	9,349,366	$ 935	2,531,792	$ 253	$ 318,603	$ (123,507)	$ 196,283

CONBODY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (25,896)	$ (97,611)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	28,680	4,780
(Increase) decrease in assets:		
Investment in subsidiary	19,218	(22,226)
Increase (decrease) in liabilities:		
Accounts payable	(6,311)	18,651
Credit cards payable	(17,311)	110,521
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,620)	14,115
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(430,194)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(430,194)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	-	319,792
Loans from related parties	20,187	176,024
Principal payments on related party debt	(21,470)	(75,882)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,283)	419,934
NET INCREASE (DECREASE) IN CASH	(2,903)	3,854
CASH AT BEGINNING OF YEAR	3,854	-
CASH AT END OF YEAR	$ 950	$ 3,854
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 17,468	$ 1,193
INCOME TAXES	$ 583	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial staetments have been prepared to present the financial position and
results of operations of the following related entities (collectively, the "Company").

Conbody, Inc. (the "Company") was incorporated in the State of Delaware on November 9, 2018.

Conbody Chelsea, LLC was incorporated in the State of New York on February 6, 2017 and is
wholly owned by Conbody, Inc.

Conbody Productions, LLC was incorporated in the State of New York on June 7, 2017 and is
wholly owned by Conbody, Inc.

The Company is a prison style fitness bootcamp that hires formerly incarcerated individuals to
teach fitness classes. The Company, developed by Coss Marte, is the ultimate no-equipment,
hardcore workout program. Using military-style bodyweight training techniques that Marte
learned in prison, he was able to loose 70 pounds in six months, with nothing but the walls and
floor of his 9x6 prison cell. Conbody's real message is about prison reform. Their mission is to
bridge a gap between two communities: young professionals and formerly incarcerated
individuals.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Conbody, Inc, Conbody Chelsea, LLC
and Conbody Productions, LLC. (collectively, the "Company). Both Conbody Chelsea, LLC and
Conbody Productions, LLC are fully owned by Conbody, Inc.. The accompanying consolidated
financial statements have been prepared on the accrual basis of accounting in accordance with
accounting principles generally accepted in the United States ("GAAP") as determined by the
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All
significant intercompany balance and transactions have been eliminated in the accompanying
consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally
accepted in the United States of America requires the use of management's estimates. These
estimates are subjective in nature and involve judgments that affect the reported amounts of assets
and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results
could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three
months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no
cash equivalents.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents and trademarks. Patents and trademark costs are amortized over the useful life of the patent. Amortization expense for the period ending December 31, 2019, and 2018, was $28,680 and $2,823, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

   Fair Value of Financial Instruments (continued)
   Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3   - Unobservable inputs which are supported by little or no market activity.

   The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

   Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

   Concentrations of Credit Risk
   From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

   Revenue Recognition
   The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $266,124 and $59,427, respectively.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $98,859 and $100,142 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 3% per annum. There are no minimum monthly payments and the maturity dates are the earliest of either ten years or when/if the Company sells. Management does not intend to pay back the related party loan in the next year but is uncertain about the future minimum payments.

4.   **Equity**

Preferred Stock
Under the operating agreement, the Company has authorized up to 2,531,792 shares of preferred stock to be issued at a par value of $0.001 per share. As of December 31, 2019, and 2018, all 2,531,792 shares of preferred stock have been issued and are outstanding.

Common Stock
Under the operating agreement, the Company has authorized up to 14,300,000 shares of common stock to be issued at a par value of $0.001 per share. As of December 31, 2019, 9,349,366 shares of common stock were issued and outstanding. As of December 31, 2018, 10,000,000 shares of preferred stock have been issued and are outstanding. Each share of stock holds one right to vote.

Equity Incentive
The Company has the right to issue up to 2,043,055 shares of common stock to consultants of the Company. These stock options have an exercise price of $0.03 per share, with a vesting schedule of 1/48 monthly, with a one-year cliff. As of December 31, 2019, 1,039,456 shares have been issued and are outstanding. As of December 31, 2018, there were no shares granted, issued or outstanding.

5.   **Subsequent Events**

In January 2020, the Company received a REDF Impact Investing Loan in the amount of $250,000, with $200,000 being received in 2020 and an additional $50,000 being received within eighteen months, if the Company hits certain ratios. This loan carries a 5.25% interest rate and accrues monthly. Interest only payments are required for the first year. The loan matures in 2025.

The Company has evaluated subsequent events through July 2, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.